SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                         DYNAMICS CORPORATION OF AMERICA
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                                (Name of issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   268039 10 4
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                                 (CUSIP number)

                             ILAN K. REICH, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 17, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)


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     (1)  The  remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268039 10 4                    13D           Page 2 of 15 Pages
--------------------------------                     ---------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            WHX CORPORATION (E.I.N.: 13-3768097)
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                        (See Item 6)                  (b) /X/
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                         WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            -516,440-(2)
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            -0-
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            -516,440-(2)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         516,440(2)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         HC and CO
================================================================================

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(2)       By virtue  of the fact that SB  Acquisition  Corp.  is a  wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with SB Acquisition Corp.

-----------------------------------                   --------------------------
CUSIP No. 268039 10 4                    13D           Page 3 of 15 Pages
-----------------------------------                   --------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            SB ACQUISITION CORP. (E.I.N.: 13-3940215)
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                        (See Item 6)                 (b) /X/
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            516,440(2)
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            -0-
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            516,440(2)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         516,440(2)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         CO
================================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(2) By virtue of the fact that SB Acquisition Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with SB Acquisition Corp.

-----------------------------------             --------------------------------
CUSIP No. 268039 10 4                  13D           Page 4 of 15 Pages
-----------------------------------             --------------------------------

                  This  constitutes  Amendment  No.  1  ("Amendment  No.  1") to
Schedule 13D filed by the undersigned in conjunction with the Final Amendment to the Schedule 14D-1 Tender Offer Statement of the undersigned on or about June 16, 1997 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

                  Item 6 is hereby amended by adding the following:

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  On July 17, 1997, CTS Corporation, an Indiana corporation ("CTS"), CTS First Acquisition Corp., a New York corporation and a wholly owned subsidiary of CTS ("CTS Sub"), WHX Corporation, a Delaware corporation ("WHX") and SB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of WHX ("WHX Sub"), entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement is attached hereto as an Exhibit and incorporated herein by reference. The Shareholders Agreement provides, among other things, that WHX and WHX Sub (collectively, the Shareholder") will vote in favor of the Amended and Restated Agreement and Plan of Merger dated July 17, 1997, by and among CTS, CTS Sub and the Company (the "Merger Agreement") and against any Company Takeover Proposal or Company Acquisition Agreement (other than the Merger Agreement). In connection with the foregoing, the Shareholder has irrevocably appointed CTS Sub as its proxy and attorney in fact during the Restriction Period. CTS Sub has offered to purchase up to 49.9% of the outstanding shares of Common Stock of the Company. Pursuant to the Merger Agreement, subject to proration, each Electing Share will be entitled to receive $58.00 in cash and each Non-Electing Share will be converted into 0.88 shares of common stock, without par value, of CTS. Terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement. By virtue of the Shareholders Agreement, WHX and WHX Sub may be deemed to be a member of a "group" with CTS and CTS Sub or to beneficially own the CTS-owned Shares. However, WHX and WHX Sub believe that they should not be deemed to have such beneficial ownership or group status, and hereby disclaim the same and assume no responsibility for any information disclosed by or other acts of CTS or CTS Sub.

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CUSIP No. 268039 10 4                  13D           Page 5 of 15 Pages
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                  Item 7 is amended by adding the following:

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Joint Filing Agreement dated July 17, 1997, by and between WHX Corporation and SB Acquisition Corp.

                  (b) Shareholders Agreement dated as of July 17, 1997, by and among, CTS Corporation, CTS First Acquisition Corp., WHX Corporation and SB Acquisition Corp.

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CUSIP No. 268039 10 4                  13D           Page 6 of 15 Pages
-----------------------------------             --------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 18, 1997                   WHX CORPORATION



                                       By: /s/ STEWART E. TABIN
                                           ----------------------------------
                                               Stewart E. Tabin,
                                               Assistant Treasurer


                                       SB ACQUISITION CORP.


                                       By: /s/ STEWART E. TABIN
                                           -----------------------------------
                                               Stewart E. Tabin
                                               Vice President